Exhibit r

FORM OF

CODE OF ETHICS - PERSONAL INVESTMENT POLICY

INTRODUCTION

The following policies and procedures form part of the Code jointly adopted by Medley Capital Corporation (“Medley BDC”) and Sierra Income Corporation (“Sierra BDC”). The Advisers Act, specifically Rule 204A-1, requires “access persons” of a registered investment adviser, such as SIC Advisors, LLC (“SIC”), to provide periodic reports regarding transactions and holdings in Reportable Securities beneficially owned by the access person. Rule 17j-1 under the Company Act requires similar reports for “access persons” to a business development company like Medley BDC or Sierra BDC. For purposes of the Code, (i) all SIC Employees are considered to be Access Persons of SIC,1 (ii) all Access Persons of SIC and Sierra BDC Directors are considered to be “Access Persons” of Sierra BDC (subject to the caveats and exceptions set forth in Section III and IV below) and (iii) all Access Persons of SIC and Sierra BDC Directors are considered to be “Access Persons” of Sierra BDC (subject to the caveats and exceptions set forth in Section III and IV below).

The purpose of this Personal Investment Policy and related procedures (this “Policy”) is to alert SIC Access Persons, Sierra BDC Directors, Sierra BDC Directors and certain affiliated persons of SIC, of their ethical and legal responsibilities with respect to securities transactions involving (i) possible conflicts of interest with SIC Advisory Clients, including Medley BDC and Sierra BDC, and (ii) the possession and use of material, nonpublic information. It is a violation of the Code and this Policy for any SIC Access Person, Medley BDC Director or Sierra BDC Director to use his or her knowledge concerning a trade, pending trade, or contemplated securities transaction by Medley BDC, Sierra BDC or any other SIC Advisory Client to profit personally, directly or indirectly, as a result of such transaction, including by purchasing or selling such securities.

The provisions of this Policy are based upon the following general fiduciary principles:

•	the duty at all times to place the interest of the Firm’s Advisory Clients including Medley BDC and Sierra BDC, as applicable, first;

•	the requirement that all officers, directors and employees of SIC, Medley BDC and Sierra BDC become aware of, maintain knowledge of, and comply with applicable federal and state laws and regulations, including those of any relevant governmental agency or self regulatory organization;

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[1]	See definition of “Access Persons” in Section III.A. of the Code of Ethics--General.

•	the requirement that all Personal Securities Trades be conducted in a manner which avoids any actual, potential, or perceived conflict of interest, or any abuse of an individual’s position of trust, confidence, and responsibility; and

•	the fundamental standard that Employees and Access Persons of SIC, Medley BDC Directors and Sierra BDC Directors should not take inappropriate advantage of their positions.

This Policy requires that all SIC Employees make certain periodic reports concerning their Personal Securities Trades.

GENERAL POLICY REQUIREMENTS

As a general matter, SIC Employees owe an undivided duty of loyalty to the Firm’s Advisory Clients. The Firm also recognizes the need to permit Employees reasonable freedom with respect to their personal investment activities. It shall be a violation of the Code and this policy for any Employee of the Firm or , any Medley BDC Director or any Sierra BDC Director, in connection with the performance of his or her job responsibilities:

•	to employ any device, scheme or artifice to defraud any Advisory Client;

•	to make any untrue statement of a material fact to an Advisory Client, or to omit to state a material fact necessary in order to make the statements not misleading;

•	to engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon an Advisory Client;

•	to engage in any manipulative practice with respect to an Advisory Client; or

•	to engage in any manipulative practice with respect to Securities, including price manipulation.

This policy, together with the Code, supersedes and replaces in full any earlier policies on the subjects regulated. Any questions that arise relating to the Policy should be referred to the CCO, the Chief Compliance Officer of Medley BDC (the “Medley BDC CCO”) or the Chief Compliance Officer of Sierra BDC (the “Sierra BDC CCO”), as applicable. If necessary, any final determination may be made by (i) the CCO in consultation with members of Senior Management, (ii) by the Medley BDC CCO, in consultation with Medley BDC’s officers and members of its board of directors or (iii) by the Sierra BDC CCO, in consultation with Sierra BDC’s officers and members of its board of directors, as applicable.

This policy is applicable to all SIC Employees, all Medley BDC Directors, and all Sierra BDC Directors. As noted below, certain technical pre-approval and reporting requirements in Section III and Section IV generally do not apply to Disinterested Directors. Nonetheless, each Disinterested Director is obligated to comply with the principles described in those sections and, in certain circumstances, may be required to obtain prior approval and report matters to the Medley BDC CCO or the Sierra BDC CCO, as applicable. Accordingly, Disinterested Directors should notify the Medley BDC CCO or the Sierra BDC CCO, as applicable, if at any time he or she believes that he or she has taken action that is inconsistent with the restrictions or other requirements set forth in Sections III or IV of this Policy.

RECORDKEEPING AND REPORTING REQUIREMENTS

Under the Advisers Act and the Company Act, SIC is required to keep records of transactions in Securities in which Access Persons of SIC, Medley BDC (excluding Disinterested Directors) and Sierra BDC (excluding Disinterested Directors) have a direct or indirect Beneficial Ownership Interest.

Reports

The following personal securities holding and transaction reporting requirements have been adopted to enable SIC to satisfy its legal and regulatory requirements:

•	At the time of hiring, but in no case later than ten (10) days from the date of commencement of employment (or other engagement or arrangement) with the Firm, every new Access Person shall submit to the CCO or a Compliance Representative, an Initial Holdings Report (in the form attached as Attachment A), disclosing every Reportable Security and account in which that Access Person and/or his/her Family Members has a direct or indirect Beneficial Ownership or other Beneficial Interest (which information must be current as of a date no more than forty-five (45) days prior to the date the person becomes an Access Person);

•	On a quarterly basis and no later than thirty (30) days after each quarter’s end, every SIC, Medley BDC and Sierra BDC Access Person shall file with the CCO or a Compliance Representative, a Quarterly Transaction Report (in the form attached as Attachment B), disclosing all transactions in a Reportable Security during the quarter. To the extent that it has not already been disclosed in a prior report, each Employee shall also include the names and affiliations of Family Members who are employed in the securities or commodities industries and who might be in a position to benefit directly or indirectly from the activities of Access Persons in the discharge of their duties. Each Quarterly Transaction Report must be signed and dated as of the date of submission.

•	At the end of each calendar year, but in no case later than forty-five (45) days following a year-end (i.e., February 14), every Access Person shall submit to the CCO, or a Compliance Representative, an Annual Holdings Report (in the form attached as Attachment C), disclosing all Reportable Security holdings as of year end;

•	Each Access Person must annually execute an acknowledgement with respect to the IA Compliance Manual, including this Policy (in the form attached as Attachment D).[2]

Duplicate Monthly Statements and Trade Confirmations

In lieu of listing transactions on the Quarterly Transaction Report and listing every holding on the Annual Holding Reports, Access Persons may arrange for a broker, dealer, bank or other third party service provider to promptly send to the CCO duplicate monthly account statements and trade confirmations for all Personal Securities Trades or provide such information through the Firm’s Personal Securities Trades compliance tracking service, provided that such statement(s) and/or confirmation(s) contains all holdings and/or transactions in Reportable Securities. The Firm may require Access Persons to provide statements, reports and confirmations regarding Personal Securities Trades via a third party service provider in order to facilitate compliance with the trading restrictions and reporting requirements set forth in this Code. A form of letter requesting copies of duplicate statements and confirmations is attached as Attachment E.

Transactions Subject to Review

Transactions reported on an Initial Holdings Report, Quarterly Transaction Report, Annual Holdings Report, monthly account statement, monthly trade confirmation, and all information provided through the Firm’s Personal Securities Trades compliance tracking service will be reviewed and compared against each other and against the securities held by each of the Clients to which SIC, Medley Capital, MOF II Management, Medley Strategies or SIC Advisors provide advisory services. Such review and comparison will be designed to determine whether there have been any violations of the law and to evaluate compliance with the policies set forth in this IA Compliance Manual, including, but not limited to, this Personal Investment Policy.

Disinterested Directors

The recordkeeping and reporting provisions in this section of the policy do not apply to the Disinterested Directors of Medley BDC or Sierra BDC, unless, at the time of a Personal Securities Trade in a Reportable Security, the Disinterested Director knew, or, in the ordinary course of fulfilling his or her duties as a director, should have known that during the fifteen (15) day period immediately preceding or after the date of the transaction, Medley BDC or Sierra BDC, as applicable, purchased or sold the Security or the Security was Being Considered for Purchase by Medley BDC or Sierra BDC, as applicable.

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[2]	Depending on the nature of the services to be performed by an Access Person and the type and frequency of access to the Firm’s premises and systems, the CCO may determine that an Access Person who is not an Employee shall only execute an acknowledgement of the Code rather than the complete IA Compliance Manual.

STATEMENT OF RESTRICTIONS

Restricted List

No Access Person may make a Personal Securities Trade in the Securities of an issuer listed on the Firm’s Restricted List. The information that a particular issuer has been placed on the Restricted List is itself sensitive and confidential. The contents of the Restricted List should never be communicated to persons outside of the Firm except in the limited circumstances in which the CCO or a Compliance Representative has determined that it is necessary to disclose such information. The Firm may place an issuer on the Restricted List at any time without prior notice to Access Persons. Therefore, Access Persons who obtain Securities of an issuer that is later placed on the Restricted List may be “frozen in,” or prohibited from disposing of such Securities, until such time as the issuer has been removed from the Restricted List.

Securities

The name of an issuer or security could be placed on the Restricted List for many reasons, including when:

•	the Firm or an Advisory Client purchases a security of a particular issuer or such security or issuer is Being Considered for Purchase,

•	the Firm enters into a confidentiality agreement with or relating to an issuer,

•	the Firm or an Advisory Client has declared itself “Private” with respect to an issuer in an electronic workspace such as IntraLinks or Syndtrack,

•	the Firm becomes bound by a fiduciary obligation or other duty (for example, because an Employee has become a board member of a Fund portfolio company),

•	an Employee becomes aware of (or is likely to become aware of) material, nonpublic information about a security or issuer; or

•	the Firm, as determined by the CCO or a Compliance Representative, has determined to include an issuer to avoid the appearance of impropriety so as to protect the Firm’s reputation for integrity and ethical conduct.

Procedures

The CCO or a Compliance Representative maintains and updates the Firm’s Restricted List periodically. It is the responsibility of all SIC Employees, however, to ensure that the Firm’s Restricted List is accurate. Please consult the Confidentiality Policy in the Firm’s IA Compliance Manual for further information on the relevant procedures.

•	Additions: Employees who become aware of any of the circumstances set forth in subsection A.1 above, or who for any other reason believe a company or security should be added to the Restricted List, should immediately notify the CCO in order to ensure that the Restricted List is updated.

•	Deletions: When the circumstances set forth in subsection A.1. above no longer exist, or the Firm is no longer bound by the obligations giving rise to the inclusion of a security or issuer on the Restricted List, Employees should notify the CCO so that the name of the issuer or security can be promptly removed from the Restricted List.

•	Changes: From time to time, the CCO or the Compliance Representative will distribute a notice to all Employees as to changes to the Restricted List. Employees, however, are responsible for checking the Restricted List before engaging in any Personal Securities Trade.

As a general rule, Securities that are on the Restricted List because they are held by a SIC Advisory Client must stay on the list for at least forty-five (45) days after the Fund(s) liquidate the holding.

Private Placements and Initial Public Offerings

No initial public offering or private placement of securities may be purchased for any account in which an Access Person has a beneficial ownership interest, except with the prior, express written approval of (i) the CCO, the Medley BDC CCO or the Sierra BDC CCO or (ii) where such Access Person is the CCO, the Medley BDC CCO or the Sierra BDC COO, the express written approval of a member of Senior Management. Requests to make such investments shall be made pursuant to a completed Private Placement and IPO Request and Reporting Form which contains appropriate certifications regarding lack of conflicts and compliance with the Code. A sample pre-approval request form is attached as Attachment F, and is available upon request from the CCO or a Compliance Representative. A record of such approval (or denial) by the CCO and a brief description of the reasoning supporting such decision will be maintained in accordance with the recordkeeping requirements of the Advisers Act and Company Act.

Notwithstanding the foregoing, the Disinterested Directors of Medley BDC and Sierra BDC are not subject to the restriction and pre-approval requirement in the prior paragraph unless, at the time of the investment in the IPO or private placement, the Disinterested Director knew, or, in the ordinary course of fulfilling his or her duties as a director, should have known that during the fifteen (15) day period immediately preceding or after the date of the transaction, Medley BDC or Sierra BDC, as applicable, purchased or sold the security or the security was Being Considered for Purchase by Medley BDC or Sierra BDC, as applicable.

Trades by Medley BDC Directors and Sierra BDC Directors

The directors of (i) Medley BDC are prohibited from trading any Medley BDC Portfolio Security and (ii) Sierra BDC are prohibited from trading any Sierra BDC Portfolio Security, each as defined above in Section III.P of the Code.

Pre-Clearance of Trades of Medley BDC Securities

Subject to the pre-clearance and reporting requirements described below, trading in Medley BDC Securities will generally be permitted except during the period commencing two weeks (i.e., 14 calendar days) prior to the end of each fiscal quarter through the day which is two business days after financial results for such fiscal quarter are announced publicly. This period will be referred to as the “Trading Blackout Period.”

Any purchase or sale of Medley BDC Securities or any Medley BDC Portfolio Security must be pre-cleared with the CCO. Further, any such proposed purchase or sale must be completed within three business days from the date of approval. If the trade is not executed within this three-day period, a new pre-clearance request must be made to the CCO (or Compliance Representative). Notwithstanding anything herein to the contrary, the CCO may at any time, in consultation with Medley BDC’s Chief Executive Officer or the Medley BDC board of directors, will establish “black-out” periods during which no Employee is permitted to buy, sell or otherwise trade in any Medley BDC Securities or Medley BDC Portfolio Security.

The CCO (or a Compliance Representative) will review and approve or decline the trade request(s) within a reasonable period of time after receipt of such requests, and retain a written record of all inquiries received, and of the response given, and a copy of each response will be provided to the requestor. The failure of the CCO (or a Compliance Representative) to provide a response in a timely manner is not deemed to be an approval of such request.

An Access Person may enter into an SEC Rule 10b5-1 trading plan only when not aware of material, nonpublic information relating to Medley BDC or any of its directly or indirectly held publicly-traded portfolio companies. The CCO must pre-clear any trading in Medley BDC Securities or Medley BDC Portfolio Security as part of any such plan or arrangement.

Pre-Clearance of Trades of Sierra BDC Securities

Subject to the pre-clearance and reporting requirements described below, trading in Sierra BDC Securities will generally be permitted except during the Trading Blackout Period.

Any purchase or sale of Sierra BDC Securities or any Sierra BDC Portfolio Security must be pre-cleared with the CCO. Further, any such proposed purchase or sale must be completed within three business days from the date of approval. If the trade is not executed within this three-day period, a new pre-clearance request must be made to the CCO (or Compliance Representative). Notwithstanding anything herein to the contrary, the CCO may at any time, in consultation with Sierra BDC’s Chief Executive Officer or the Sierra BDC board of directors, will establish “black-out” periods during which no Employee is permitted to buy, sell or otherwise trade in any Sierra BDC Securities or Sierra BDC Portfolio Security.

The CCO (or a Compliance Representative) will review and approve or decline the trade request(s) within a reasonable period of time after receipt of such requests, and retain a written record of all inquiries received, and of the response given, and a copy of each response will be provided to the requestor. The failure of the CCO (or a Compliance Representative) to provide a response in a timely manner is not deemed to be an approval of such request.

An Access Person may enter into an SEC Rule 10b5-1 trading plan only when not aware of material, nonpublic information relating to Sierra BDC or any of its directly or indirectly held publicly-traded portfolio companies. The CCO must pre-clear any trading in Sierra BDC Securities or Sierra BDC Portfolio Security as part of any such plan or arrangement.

Trades by SIC Employees Serving on Portfolio Company Boards

Companies for which Access Persons serve on the board of directors may permit members of its board of directors to purchase stock based on a predetermined schedule that is set by the company (“Predetermined Purchases”). Predetermined Purchases (but not sales) by Employees who serve on the board of directors are exempt from the restriction against trading in securities on the Restricted List, however such purchases are subject to prior notice to the CCO and the reporting requirements set forth in this IA Compliance Manual.

Inside Information

Access Persons may not make Personal Securities Trades3 in the Securities of an issuer while in possession of material, nonpublic information regarding that issuer. Employees may not communicate such information to others except in the course of fulfilling their duties as an employee of the Firm. Should an Employee become aware of material, nonpublic information at any time, whether in the course of their employment or otherwise, that Employee must inform the CCO. The elements of improper insider trading are explained more fully in the Inside Information policy below, which is a part of this Code.

No Personal Trades Through SIC’s Traders

No Personal Securities Trades may be effected through SIC’s Trading personnel.

Use of Brokerage for Personal or Family Benefit

No Access Person may, for direct or indirect personal or Family Member benefit, execute a trade with a broker by using the influence (implied or stated) of SIC or any SIC Access Person’s influence (actual or implied).

No “Front Running”

While the Code contains policies and procedures designed to promote ethical conduct with respect to Personal Securities Trades, irrespective of the application of any trading restriction, no Personal Securities Trades may be effected by any Access Person who is aware or should be aware that (i) there is a pending buy order in the securities of that same issuer for any Client of SIC, or (ii) a purchase of the securities of that same issuer can reasonably be anticipated for a SIC Client in the next five (5) calendar days. As a general rule, no Personal Securities Trade may be executed with a view toward making a profit from a change in price of such security resulting from anticipated transactions by or for SIC’s Clients.

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[3]	Except as specifically set forth in this IA Compliance Manual, the prohibition against trading while in possession of material nonpublic information also applies to trades on behalf of Advisory Clients.

REMEDIAL ACTIONS AND DISCIPLINARY SANCTIONS

Initially, upon discovering a violation of this policy, SIC shall take any remedial steps it deems necessary and appropriate available to address or remedy the matter (e.g., a trade reversal). Following appropriate corrective efforts, SIC’s CCO in consultation with Senior Management may impose sanctions if, based upon all of the facts and circumstances considered, such action is deemed appropriate. The magnitude of the sanctions will vary with the severity of the violation. Repeat offenses will likely merit more severe sanctions. Violations of this policy include, but are not limited to, the following:

•	failure to pre-clear a trade in Medley BDC securities;

•	failure to pre-clear a trade in Sierra BDC securities;

•	execution of a Personal Securities Trade in a security on the Restricted List;

•	failure to disclose the opening or existence of an account containing Reportable Securities;

•	failure to obtain pre-approval for an investment in an IPO or private placement; and

•	failure to timely complete and return periodic certifications and acknowledgements.

The type of sanctions to be imposed include, but are not limited to, verbal or written admonishments, trade reversals, reduction of the Employee’s discretionary bonus to reflect disgorgement of profits or monetary fines, suspension or termination of trading or personal investment privileges, up to suspension or termination of employment.

REVIEW BY CCO

The CCO or a Compliance Representative will review Personal Securities Trade-related information to verify compliance with this Policy. The results of this review will be reported to relevant members of SIC’s Senior Management, including relevant committees, or, as appropriate, to Medley BDC’s board of directors or to Sierra BDC’s board of directors in connection with the CCO’s periodic reports described elsewhere in this Code.